UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F              ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 17, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.
Date: June 19, 2017	By:	/s/ David Schilansky
	Name	David Schilansky
	Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, June 17, 2017

DBV Technologies Highlights Poster Presentations on EPIT® at the 2017 EAACI Congress

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT) today announced that four abstracts were accepted for poster presentation at the 2017 European Academy of Allergy and Clinical Immunology (EAACI) Annual Congress in Helsinki, Finland, June 17-21, 2017. These abstracts became available on the EAACI meeting website at 8:00 AM CEST today.

“We are looking forward to joining the distinguished allergy and immunology community at this year’s EAACI Congress,” said Dr. Pierre-Henri Benhamou, Chairman & Chief Executive Officer of DBV Technologies. “This is an exciting time for DBV with Phase III results for Viaskin Peanut expected later this year, and we are pleased to present additional data on the Viaskin platform and its potential in the treatment of food allergies at the Congress.”

Poster presentations at EAACI include an analysis of immunological data to peanut allergens from the Viaskin Peanut Phase IIb VIPES clinical trial in peanut-allergic patients. DBV will also present data from a preclinical study investigating the therapeutic potential of Viaskin Egg, the Company’s third product candidate, for the treatment of egg allergy, as well as preclinical mechanistic data of epicutaneous immunotherapy (EPIT).

Viaskin Peanut Immunological Data

“Epicutaneous immunotherapy (EPIT) for peanut allergy modifies IgG4 responses to major peanut allergens” will be presented by Dr. Stef Koppelman.

•	Session Number: TPS 53

•	Poster Number: 1363

•	Session Title: Risk factors and management of food allergy

•	Date/Time: Tuesday, June 20 / 12:00 PM to 1:30 PM

Egg Allergy Preclinical Data

•	“Epicutaneous immunotherapy (EPIT) prevents anaphylaxis to egg in sensitized mice” will be presented by Dr. Sophie Wavrin, DBV Technologies.

•	Session Number: PDS 2

•	Poster Number: 0346

•	Session Title: Immunotherapy – From immune response to real life treatment

•	Date/Time: Sunday, June 18 / 10:30 AM to 12:00 PM

EPIT Mechanism of Action Research

•	“Crucial role of Langerhans cells in epicutaneous immunotherapy” will be presented by Dr. Vincent Dioszeghy, DBV Technologies.

•	Session Number: PDS 2

•	Poster Number: 0344

•	Session Title: Immunotherapy – From immune response to real treatment

•	Date/Time: Sunday, June 18 / 10:30 AM to 12:00 PM

•	“MicroRNA-sequencing in a mouse model of peanut sensitized mice treated by EPIT identifies early changes in microRNA expression influencing T-cell plasticity and Th2 cytokine production” will be presented by Dr. Jorg Tost, CEA- Institut de Génomique, CNG, Evry, France.

•	Session Number: PDS 27

•	Poster Number: 0443

•	Session Title: Translational approaches to food allergy

•	Date/Time: Tuesday, June 20 / 1:30 PM to 3:00 PM

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and the risk that historical preclinical results may not be predictive of future clinical trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Technologies Contact

Sara Blum Sherman

Director, Investor Relations

+1 212-271-0740

sara.sherman@dbv-technologies.com

Media Contact

Andrea Fassacesia, Weber Shandwick

+1 212-445-8144

afassacesia@webershandwick.com

Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com